UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENERAL CABLE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-12983	06-1398235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Tesseneer Drive, Highland Heights, KY	41076-9753
(Address of principal executive offices)	(Zip Code)

Robert J. Siverd	(859) 572-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of General Cable Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

The Company is a global leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for use in the energy, industrial, construction, specialty and communications markets. The Company additionally engages in the design, integration, and installation on a turn-key basis for products such as high and extra-high voltage terrestrial and submarine systems. Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals, specifically tin, are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals necessary to the functionality or production of the Company’s products that the Company manufactured, or contracted to manufacture, and for which the manufacture was completed during calendar year 2013. This good faith inquiry was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. In conducting the RCOI, the Company generated a list of its metal suppliers that source supplies, materials or products to the Company which reasonably could be expected to contain Conflict Minerals. The Company then sent each such metal supplier a conflict minerals certification wherein the Company required each metal supplier to make certain representations regarding the origin of the Conflict Minerals used in the supplies, materials or products sold to the Company. In addition, the Company adopted a Global Conflict Mineral Policy (the “Policy”) which, among other things, provides that the Company is committed to sourcing tin and its derivatives such as brass from suppliers who do not obtain cassiterite or tin from the Covered Countries. This Policy was communicated to each of the Company’s metal suppliers. In addition, the Policy provides that the Company may reconsider its willingness to do business with a supplier that fails to comply with the Policy. Based on this RCOI, the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries. This information is publicly available at www.generalcable.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd	Date: June 2, 2014
Name: Robert J. Siverd Title: Executive Vice President and General Counsel